

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2015

Richard Hubbell
Chief Executive Officer
Marine Products Corporation
2801 Buford Highway NE, Ste. 520
Atlanta, GA 30329

> **Re:** **Marine Products Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-16263**

Dear Mr. Hubbell:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 1A. Risk Factors, page 12

1. Please refer to section twenty-nine of your amended and restated by-laws dated October 28, 2014. To the extent this provision remains in force after August 1, 2015, please confirm that in your next periodic report you will discuss the validity of this section in light of the new Section 102(f) of the Delaware General Corporation Law and include appropriate risk factor disclosure about the fee-shifting provision contained in your amended bylaws and the impact this provision may have on your shareholders. This risk factor should also address the types of actions subject to fee-shifting, including whether you intend to apply the provision to claims under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor